Exhibit A

Press Release
Ceragon Reports Third Quarter 2012 – October 29, 2012

CERAGON NETWORKS REPORTS THIRD QUARTER 2012 FINANCIAL RESULTS

Continued improvement in gross margin and operating profitability

Paramus, New Jersey, October 29, 2012 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist today reported results for the third quarter which ended September 30, 2012.

Revenues for the third quarter of 2012 reached $118.0 million, up 2% from $116.1 million for the third quarter of 2011, and down 1% from $119.1 million in the second quarter of 2012.

Net loss in accordance with US Generally Accepted Accounting Principles (GAAP) for the third quarter of 2012 was $(2.7) million or $(0.07) per basic share and diluted share, compared to net loss of $(6.7) million in the third quarter of 2011, or $(0.19) per basic share and diluted share.

On a non-GAAP basis, net income for the third quarter, excluding (a) $1.4 million of equity-based compensation expenses, (b) $0.9 million amortization of intangible assets, (c) $2.9 million inventory step up related to the Nera acquisition and (d) $0.8 million of changes in pre-acquisition indirect tax positions, was $3.3 million, or $0.09 per basic share and diluted share. Non-GAAP net income for the third quarter of 2011 was $0.6 million, or $0.02 per basic and diluted share (please refer to the accompanying financial tables for reconciliation of GAAP financial information to non-GAAP).

Gross margin on a GAAP basis in the third quarter of 2012 was 31.0% of revenues. Gross margin on a non-GAAP basis was 34.5% of revenues.

Operating loss on a GAAP basis in the third quarter of 2012 was $(1.3) million. On a non-GAAP basis operating profit was $4.7 million.

Cash and cash investments at the end of the quarter were $48.6 million.

“We are pleased to achieve a gross margin near our target and reach an operating profit margin of 4%,” said Ira Palti, President and CEO of Ceragon. “We are making excellent progress toward our profitability goal.

“We remain optimistic about the business because we are well-positioned in an attractive sector that is likely to enjoy numerous growth drivers for years to come, but we are not immune to macroeconomic factors that are causing the second half of the year to be slower than originally expected.  After a dramatic pickup in bookings to record levels in Q2, we experienced a reversal in the order pattern in Q3. Although a portion of this change is accounted for by some large orders being delayed until Q4, due to the macroeconomic environment, we expect Q4 revenues to decline sequentially. With operators showing extreme caution regarding spending, sales cycles are lengthening and we are assuming no improvement from Q4 levels as we move into 2013.

“In light of our revised revenue assumptions, we are accelerating the implementation of some organizational changes to integrate certain administrative functions and combine our two solutions groups. We will also streamline our regional management structure in Asia. This will reduce our quarterly operating expenses by about 11% and help ensure that we can increase net profits next year despite temporary macro headwinds and provide additional operating leverage once top line growth resumes,” concluded Mr. Palti.

Supplemental geographical breakdown of revenue, third quarter of 2012:

•	Europe:	23%

•	Africa:	7%

•	North America:	7%

•	Latin America:	34%

•	India:	13%

•	APAC:	16%

A conference call will follow beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (USA) (877) 260-8900 or international +1 (612) 332-0802 from 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0 selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: Telephone:   (USA)   (USA) (800) 475-6701 or international +1 (320) 365-3844   Access Code: 267371. A replay of both the call and the webcast will be available through November 29, 2012.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.   Other names mentioned are owned by their respective holders.

Join the discussion,

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. US: + Tel. +1-(201)-853-0228 Cell (Int'l): +972 (0) 52 830 6419 Office (Int’l): +972 (0)3 54310132 yoelk@ceragon.com	Media Contact: Abigail Levy Gurwitz Ceragon Networks Ltd. US: +1-(201)-853-0271 Office (Int’l): +972 (0)3 5431166 abigaill@ceragon.com

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, the risk that the combined Ceragon and Nera business may not perform as expected, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com.

Use of non-GAAP Measures:
This press release provides financial measures that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors

Ceragon Reports Third Quarter 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30		Nine months ended September 30,
	2012	2011	2012		2011

Revenues	$118,046	$116,120		$354,879	$326,782
Cost of revenues	81,476	81,651		243,401	239,095

Gross profit	36,570	34,469		111,478	87,687

Operating expenses:
Research and development	11,425	12,805		35,480	37,922
Selling and marketing	19,193	20,988		59,169	61,176
General and administrative	7,216	6,452		20,594	18,187
Restructuring costs	-	-		-	7,834
Acquisition related costs	-	-		-	4,919

Total operating expenses	$37,834	$40,245		$115,243	$130,038

Operating loss	(1,264)	(5,776)		(3,765)	(42,351)

Financial expenses, net	(1,149)	(241)		(2,609)	(1,000)

Loss before taxes	(2,413)	(6,017)		(6,374)	(43,351)

Taxes on income	261	724		796	2,136

Net loss	$(2,674)	$(6,741)	$	(7,170)	$(45,487)

Basic net loss per share	$(0.07)	$(0.19)		$(0.20)	$(1.27)

Diluted net loss per share	$(0.07)	$(0.19)		$(0.20)	$(1.27)

Weighted average number of shares used in computing basic net loss per share	36,495,563	36,065,381		36,397,410	35,885,904

Weighted average number of shares used in computing diluted net loss per share	36,495,563	36,065,381		36,397,410	35,885,904

(more)

Ceragon Reports Third Quarter 2012 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	September 30, 2012	December 31, 2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$44,351	$28,991
Short-term bank deposits	417	7,159
Marketable securities	-	9,665
Trade receivables, net	192,616	143,247
Deferred taxes	7,619	8,622
Other accounts receivable and prepaid expenses	35,182	37,281
Inventories	58,991	93,465
Total current assets	339,176	328,430

LONG-TERM INVESTMENTS:
Long-term marketable securities	3,864	3,716
Severance pay funds	6,738	6,360
Total long-term investments	10,602	10,076

OTHER ASSETS:
Deferred taxes	9,884	8,898
Goodwill and intangible assets, net	25,186	28,032
Other long-term receivables	6,706	5,257
Total other assets	41,776	42,187

PROPERTY AND EQUIPMENT, NET	32,595	30,465

Total assets	$424,149	$411,158

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term loan, including current maturities of long term bank loan	$33,232	$8,232
Trade payables	101,363	77,395
Deferred revenues	21,889	38,308
Other accounts payable and accrued expenses	38,811	49,508
Total current liabilities	195,295	173,443

LONG-TERM LIABILITIES
Long term bank loan, net of current maturities	20,594	26,768
Accrued severance pay and pension	12,315	11,996
Other long term payables	37,598	37,900
	70,507	76,664
SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	97	97
Additional paid-in capital	316,890	311,911
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(856)	(343)
Accumulated deficits	(137,693)	(130,523)

Total shareholders' equity	158,347	161,051

Total liabilities and shareholders' equity	$424,149	$411,158

Ceragon Reports Third Quarter 2012 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Cash flow from operating activities:
Net loss	$(2,674)	$(6,741)	$(7,170)	$(45,487)
Adjustments to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	3,809	3,744	11,228	9,896
Stock-based compensation expense	1,403	1,677	4,245	4,533
Increase in trade and other receivables, net	(16,393)	(32,624)	(52,856)	(3,490)
Decrease in inventory, net of write off	9,833	9,033	33,916	33,026
Increase (decrease) in trade payables and accrued liabilities	7,124	9,531	17,845	(15,894)
Increase (decrease) in deferred revenues	(4,028)	882	(16,419)	(11,883)
Decrease (increase) in deferred tax asset, net	(156)	-	(419)	32
Other adjustments	183	(689)	(246)	1,706
Net cash used in operating activities	$(899)	$(15,187)	$(9,876)	$(27,561)

Cash flow from investing activities:
Purchase of property and equipment	(3,845)	(3,722)	(10,213)	(9,751)
Payment for business acquisition *)	-	-	-	(42,405)
Investment in short and long-term bank deposits	-	-	(1,266)	(7,304)
Proceeds from short and long-term bank deposits	2,484	1,766	7,920	23,296
Investment in held-to-maturity marketable securities	-	-	(64)	-
Proceeds from maturities of held-to-maturity marketable securities, net	64	6,000	9,781	10,258
Net cash provided by (used in) investing activities	$(1,297)	$4,044	$6,158	$(25,906)

Cash flow from financing activities:
Proceeds from exercise of options	270	376	734	3,956
Proceeds from bank loans	10,400		25,000	35,000
Repayment of bank loans	(2,058)	-	(6,174)	-

Net cash provided by financing activities	$8,612	$376	$19,560	$38,956

Translation adjustments on cash and cash equivalents	$(9)	$162	$(482)	$(273)
Increase (Decrease) in cash and cash equivalents	$6,407	$(10,605)	$15,360	$(14,784)
Cash and cash equivalents at the beginning of the period	37,944	33,546	28,991	37,725
Cash and cash equivalents at the end of the period	$44,351	$22,941	$44,351	$22,941

*) Excluding cash and cash equivalents

Ceragon Reports Third Quarter 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended September 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$118,046			$118,046	$116,120
Cost of revenues	81,476	4,111	(a)	77,365	78,667

Gross profit	36,570			40,681	37,453

Operating expenses:
Research and development	11,425	404	(b)	11,021	12,023
Selling and marketing	19,193	1,071	(c)	18,122	18,359
General and administrative	7,216	423	(d)	6,793	5,511

Total operating expenses	$37,834			$35,936	$35,893

Operating profit (loss)	(1,264)			4,745	1,560

Financial expenses, net	(1,149)			(1,149)	(241)

Income (loss) before taxes	(2,413)			3,596	1,319

Taxes on income	261			261	724

Net income (loss)	$(2,674)			$3,335	$595

Basic net earnings (loss) per share	$(0.07)			$0.09	$0.02

Diluted net earnings (loss) per share	$(0.07)			$0.09	$0.02

Weighted average number of shares used in computing basic net earnings (loss) per share	36,495,563			36,495,563	36,065,381

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,495,563			37,091,849	37,527,749

Total adjustments		6,009

(a)
Cost of revenues includes $0.3 million of amortization of intangible assets, $2.9 million of inventory step-up, $0.1 million of stock based compensation expenses and $0.8 million of changes in pre-acquisition indirect tax positions in the three months ended September 30, 2012.

(b)	Research and development expenses include $0.4 million of stock based compensation expenses in the three months ended September 30, 2012.
(c)	Selling and marketing expenses include $0.6 million of amortization of intangible assets and $0.5 million of stock based compensation expenses in the three months ended September 30, 2012.
(d)	General and administrative expenses include $0.4 million of stock based compensation expenses in the three months ended September 30, 2012.

Ceragon Reports Third Quarter 2012 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Nine months ended September 30,
	2012				2011
	GAAP (as reported)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$354,879			$354,879	$326,782
Cost of revenues	243,401	8,628	(a)	234,773	221,629

Gross profit	111,478			120,106	105,153

Operating expenses:
Research and development	35,480	1,435	(b)	34,045	34,517
Selling and marketing	59,169	3,799	(c)	55,370	53,750
General and administrative	20,594	1,322	(d)	19,272	15,612

Total operating expenses	$115,243			$108,687	$103,879

Operating profit (loss)	(3,765)			11,419	1,274
Financial expenses, net	(2,609)			(2,609)	(1,000)

Income (loss) before taxes	(6,374)			8,810	274

Taxes on income	796			796	2,136

Net income (loss)	$(7,170)			$8,014	$(1,862)

Basic net earnings (loss) per share	$(0.20)			$0.22	$(0.05)

Diluted net earnings (loss) per share	$(0.20)			$0.22	$(0.05)

Weighted average number of shares used in computing basic net earnings (loss) per share	36,397,410			36,397,410	35,885,904

Weighted average number of shares used in computing diluted net earnings (loss) per share	36,397,410			37,218,356	35,885,904

Total adjustments		15,184

(a)
Cost of revenues includes $0.9 million of amortization of intangible assets, $4.9 million of inventory step-up, $0.2 million of stock based compensation expenses, $0.2 million of integration plan related costs and $2.4 million of  changes in pre-acquisition indirect tax positions in the nine months ended September 30, 2012.

(b)	Research and development expenses include $40 thousand of integration plan related costs and $1.4 million of stock based compensation expenses in the nine months ended September 30, 2012.
(c)
Selling and marketing expenses include $1.8 million of amortization of intangible assets, $0.4 million of integration plan related costs and $1.6 million of stock based compensation expenses in the nine months ended September 30, 2012.

(d)	General and administrative expenses include $0.3 million of integration plan related costs and $1.0 million of stock based compensation expenses in the nine months ended September 30, 2012.

Ceragon Reports Third Quarter 2012 Results

RECONCILIATION BETWEEN REPORTED AND NON-GAAP
OPERATING LOSS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended	Nine months ended
	September 30, 2012

Reported GAAP net operating loss	(1,264)	(3,765)

Stock based compensation expenses	1,403	4,245
Amortization of intangible assets	854	2,656
Inventory step up	2,952	4,969
Integration plan related costs	-	955
Changes in pre-acquisition indirect tax positions	800	2,359

Non-GAAP net operating profit	4,745	11,419

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Ceragon Reports Third Quarter 2012 Results

Contact: Yoel Knoll
Vice President of Investor Relations
Ceragon Networks Ltd.
US: + Tel. +1-(201)-853-0228
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 54310132
yoelk@ceragon.com